October 31, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech and Mara Ransom, Office of Trade & Services

Re:	MANSE USA LLC

Amendment No. 1 to Draft Offering Statement on Form 1-A

Filed September 6, 2023

CIK No. 0001982659

Dear Ms. Beech and Ms. Ransom:

On behalf of our client, MANSE USA LLC (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 6, 2023 (the “Comment Letter”) with respect to the Company’s draft offering statement on Form 1-A submitted July 11, 2023 (the “Offering Statement”), as amended on September 6, 2023.

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offering Statement.

Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted July 11, 2023

Risk Factors

Our business model operates in a context where the regulation… page 6

1. Please clarify how the Roys “may be associated with or mistaken for cryptocurrencies or tokens,” given your statement that the Roys “are not cryptocurrencies or tokens.” Explain why Exhibit 6.5 refers to the Roys as “Digital Assets.”

Company Response. Roys may be mistaken for tokens or cryptocurrencies because they are non-traditional securities and they are digital. However, cryptocurrencies such as tokens are intended to be used as, and are in fact used as, currencies to purchase goods and services, and they typically are traded on one or more trading markets that mimic exchanges. Roys cannot be used as a currency and they are not, and will not be, available on any trading site. Roys exist only on the royaltiz.com platform, and participants cannot trade them amongst themselves. The term “digital asset” is broad and does not exclusively refer to cryptocurrencies and tokens. The term encompasses most interests in traditional common stock, which rarely exist in certificated form. Our use of the term “digital asset” is not inconsistent with the view that Roys are not cryptocurrencies.

The Company’s Business, page 9

2. We note your response to comment 1. Please disclose in this section that the company intends to use proceeds from the sale of Roys to make yield payments on the Roys, as you have done on the cover page and in the offering summary. Disclose whether there are any tax implications to investors based on this structure. You note that the overall amount of a yield does not depend on the success of this primary offering, but it is not clear what other revenue-generating activities or other sources of cash would support yield payments on the Roys. Revise to clarify, considering your revised disclosure indicates that the high end of your annual yield payments on each Roy would greatly exceed the proceeds from this offering.

Company Response. We have provided additional disclosure in the noted section of the Offering Memorandum. We have included in the Offering Memorandum disclosure that is typical of both registered and unregistered offerings, which is that each investor will need to determine the appropriate tax treatment based on his or her state of residence, tax reporting status, and other factors. We have added disclosure stating that we expect that the tax implications are likely to be of two types: (i) a capital gain tax may be payable on the grounds of the collection of the redemption price if such price is higher than the subscription price; and (ii) income tax may be payable on the grounds of the collection of yields.

The Company is not dependent on this offering to pay yields. The Company’s other sources of income will include the following, and we have added disclosure to the Offering Memorandum on this subject:

(a)	The sale to third parties of the data received and processed by the Company. This source of income is estimated to account for USD 980,074 for 2024, USD 2,938,302 for 2025, USD 5,109,067 for 2026, USD 9,563,813 for 2027 and yearly amounts not less than USD 9,563,813 for the years thereafter until the term of Roys contained in this offering;

(b)	The trademark licenses of the brands “Royaltiz” and “Buy is the New Like” to entities of Manse and third parties. These brands will be transferred by Manse International to the Company once the Company is able to offer its securities on the U.S. market. This source of income is estimated to account for USD 1,067,375 for 2024, USD 3,200,035 for 2025, USD 5,564,164 for 2026, USD 10,415,723 for 2027 and yearly amounts not less than USD 10,415,723 for the years thereafter until the term of Roys contained in this offering; and

(c)	The sale of products, including artworks, to users of the Platform in an online shop. This source of income is estimated to account for USD 653,540 for 2024, USD 782,540 for 2025, USD 930,890 for 2026, USD 1,101,493 for 2027 and yearly amounts not less than USD 1,101,493 for the years thereafter until the term of Roys contained in this offering.

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The Talents, page 9

3. We note your response to comment 4 that you intend to sell Roys related to several Talents contracted by the company and with MANSE France in this offering, and that each Talent will have a unique yield amount and price. However, it appears you are only attempting to qualify one class of Roys in this offering at a fixed price of $2 per Roy. Please revise to disclose the specific terms associated with each unique Roy that you intend to offer, given that that terms of Roys will differ depending upon the associated Talent.

Company Response. The economic and contractual terms of the Roys are the same across all Talents. The participant contract terms and introductory price for the associated Roy are identical among all Roys, as are the terms of the agreement between the Company and each Talent. The price formula that governs the redemption price of Roys and the algorithm that governs yield of the Roys are identical among all Talents in this offering. The identity of the Talent and the prevailing price and yield amount of the Roy are fully disclosed at the time the participant makes an investment decision.

We believe that all Roys are within the same class of securities for purposes of the Exchange Act and the Securities Act. For example, the Second Circuit in Ellerin v. Massachusetts Mutual Life Insurance Co., 270 F.2d 259 (2d Cir. 1959), held that two series of preferred stock ranking pari passu as to dividend and liquidation rights were the same “class,” despite differences in redemption prices, dividend rates, and other terms. In Amana Society (Sept. 23, 1974), the staff was unable to concur that two classes of common stock were separate classes, based on their having identical dividend, voting, and liquidation rights, even though there were differences relating to restrictions on issuance, redemption, conversion, and entitlement to medical benefits. In another letter, the staff agreed that different classes of limited partnership interests represented separate “classes” when they had “significant differences” in their interests in profits and losses, protection by a guaranty, cash distributions, liquidation treatment, voting rights, withdrawal rights, and transferability. See also Bear, Stearns & Company, 1982 WL 29886 (July 2, 1982).

Moreover, assuming arguendo that the Roys were not part of the same class of securities, registered and unregistered offerings commonly include securities of different classes, such as warrants and common stock.

4. We reissue comment 4 in part. Please include specific, detailed disclosure in your filing regarding each Talent associated with each class of Roys you intend to sell in this offering. In this regard, it appears you are attempting to qualify at least one class of Roys associated with Nick Kyrgios. Revise to include some background regarding this Talent and the unique yield and/or algorithm/price formula associated with this Talent in the filing. To the extent you will add a class of Roys for each of the Talents identified in Appendix I of your response letter, include comparable disclosure for each Talent and the unique yield and/or algorithm/price formula associated with each Talent. File as an exhibit the Talent Agreement you enter into with each Talent. To the extent that you will add classes of Roys for other Talents sourced by the Company, confirm that you will disclose such Talents prior to seeking qualification.

Company Response. As described above in our response to comment 3, we believe that all Roys are within the same class of securities. Consequently, the existing disclosure in the Offering Memorandum regarding the algorithm, yield, offering price, and price formula applies to all Talents listed in Appendix I of the response letter dated September 6, 2023, to Nick Kyrgios, and to any future Talents with whom we enter into a Talent Agreement. Each Roy will have the same introductory price and contractual terms, and the yields will only be “unique” insofar as the applicable algorithm (which is the same across all Roys, as described above and in the Offering Memorandum) calculates amounts specific to each Roy as a result of the commercial successes of each Talent. The process for determining each yield is the same across all Roys and Talents in this offering.

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Characteristics of a Roy, page 15

5. Disclose that an investor who purchases a Roy will earn yearly a minimum yield of 4 cents and a maximum of $1, and during the Roy’s 10-year term, a Roy holder will receive a total yield between 40 cents and $10 per Roy, as you noted in your response to comment 1. Reconcile this with the disclosure on page 15 that provides the initial yield is set at $2.00 when the Roy is first introduced.

Company Response. We have revised the Offering Memorandum to provide clarifications in response to this comment. The yearly yield range of each Roy is a minimum of 4 cents and a maximum of $1, and during the Roy’s 10-year term, a Roy holder will receive a total yield between 40 cents and $10 per Roy.

6. Disclose the price formula described in Exhibit 6.1.

Company Response. The price determination rules (also referred to as the price formula) are disclosed in Appendix 2 to Exhibit 6.1. We have updated the disclosure in the revised Offering Memorandum to highlight its location in the exhibit.

Exhibits

7. For Exhibit 6.2, please revise to provide Appendix 2 - Liquidity Mechanism Formula.

Company Response. We have revised the Offering Memorandum to clarify that Manse Liquidity Pool will no longer make purchases on the platform or otherwise participate with the platform.

General

8. We note your revisions in response to comment 6 and that it now appears only MANSE Liquidity Pool will be able to purchase Roys from investors on the platform. If true, please revise your statements throughout your filing where you state that the price of the Roys will fluctuate based on level of sales to clarify that the price will fluctuate based on level of repurchases made by MANSE Liquidity Pool. Clarify what you mean on page 9 where you say that “After purchasing a Roy, the price as calculated by the price formula contained in the Roy contract fluctuates based on the volume of sales, which should be impacted by yield levels among other factors, such as the investor’s view of the future prospects of the Talent,” page 10 where you say that “All of the Roys associated with the Talents that currently participate on the trading platform that are engaged by MANSE France will be available to the Company’s users through the Company’s platform,” on page 15 where you say “Participants can offer to sell Roys generally to other participants on the trading platform at the then-prevailing price,” and page 15 where you say “After introduction, users may acquire and hold the number of Roys that they wish,” if repurchases may only be made by MANSE Liquidity Pool.

Company Response. We have revised the Offering Memorandum to clarify that MANSE Liquidity Pool will no longer make purchases on the platform or otherwise participate with the platform.

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9. We note your response to comment 7 that MANSE Liquidity Pool will in due course sell Roys on the platform to recover proceeds spent purchasing Roys. Please include such disclosure in your filing. Please also provide us your analysis as to the applicability of Exchange Act Rule 3b-16 to such activities contemplated by the platform, and tell us whether you or any of your affiliates have registered as a broker-dealer or, if not, why not. In this regard, it appears that MANSE Liquidity Pool can repurchase Roys from holders at a price it determines, consistent with the Liquidity Agreement, and it can resell those Roys at a price at which it deems to be appropriate. Please also clarify whether you intend to provide quotations on this platform and how you would comply with Rule 15c2-11 in such a case.

Company Response. As reflected in the revised Offering Memorandum, the Company has changed its business model such that third parties will no longer purchase Roys on the platform. Rather, each participant shall have a contractual right to trigger a redemption by the Company at the prevailing Roy price calculated by using the price formula included in each Participation Agreement. Among other reasons, we do not believe that Rule 3b-16 is applicable because the Company is the issuer and the platform will not be “bringing together purchasers and sellers,” and will not either “[b]ring together the orders for securities of multiple buyers and sellers,” or use “established, non-discretional methods . . . under which such orders interact with each other, . . . “ We do not believe that Rule 15c2-11 applies to the Company, which is the issuer and not a broker-dealer or a qualified inter-dealer quotation system. However, we believe that the public reports that the Company must file with the SEC as a Tier II issuer will satisfy the requirements of Rule 15c2-11 in any event.

10. Please revise your disclosure to clarify, wherever you discuss the liquidity offered on your platform, that, given MANSE Liquidity Pool is an affiliate of MANSE USA, the Roys have a redemption feature whereby MANSE Liquidity Pool will repurchase the Roys and specify the circumstances in which MANSE Liquidity Pool will agree to repurchase the Roys. In this regard, you continue to state on page 4 that MANSE Liquidity Pool will step in “at least initially” and that there “is no assurance that MANSE Liquidity Pool will maintain the financial resources or operational capability to provide liquidity,” which suggests that there are limitations upon the circumstances in which MANSE Liquidity Pool will repurchase Roys. In addition, disclose that any subsequent resales by MANSE Liquidity Pool would be considered a primary offering of Roys that would count towards the $75 million cap for Tier 2 offerings.

Company Response. Because MANSE Liquidity Pool will no longer make purchases on the platform or otherwise participate with the platform, we believe this question is moot.

11. Please include the description of MANSE Liquidity Pool that you included in response to comment 7 in your filing.

Company Response. Because MANSE Liquidity Pool will no longer make purchases on the platform or otherwise participate with the platform, we believe this question is moot.

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12. We note your response to comment 7 that you do not believe Regulation M applies because “the purchases of the securities will not impact the price of the securities.” We note that Regulation M is a prophylactic, anti-manipulation provision that prohibits certain “covered persons” from engaging in certain activities that might manipulate the market for the securities being offered, and that for Rules 101 and 102 of Regulation M to apply, only a “distribution” of securities is required. We also note your disclosure throughout your filing that the price of the Roys in the secondary market will fluctuate based on the volume of sales, and you have indicated that MANSE Liquidity Pool is permitted to purchase Roys on the platform during what appears to be a continuous distribution of Roys. Accordingly, we reissue our comment. Provide your analysis as to why the Liquidity Pool does not run afoul of Regulation M. In your analysis, please address whether or not there is a “distribution” for purposes of Regulation M, how you calculate the applicable “restricted period(s)”, who you consider to be “covered person(s)” (particularly as an “affiliated purchaser” or as a “selling security holder” or “distribution participant”) and how you plan to structure such purchases and trading activity by MANSE Liquidity Pool so as to not violate Rules 101 or 102 of Regulation M.

Company Response. The Company continues to take the position that Regulation M does not apply because there is no opportunity for market manipulation. The Company believes that this position is reasonable and within established market practice. However, even if Rule 102 of Regulation M did apply, the exception for unsolicited purchases not effected from or through an inter-dealer quotation system or electronic communications network would apply. See Rule 102(b)(6). The Commission in, its 1997 Regulation M adopting release, stated that “unsolicited purchases as principal are unrestricted,” and explained further that:

the exception applies to purchases effected otherwise than through a broker-dealer, on a securities exchange, or through an inter-dealer quotation system or ECN, because those purchases are less likely to be used to influence the price of a security that is the subject of a distribution. This clause of the exception permits distribution participants and affiliated purchasers to purchase covered securities from persons, other than broker-dealers, who were not solicited by the distribution participant or its affiliated purchasers and precludes purchases through an exchange, Nasdaq, or alternative trading system. This exception reflects the view that unsolicited purchases, regardless of their size, generally do not raise the concerns at which Rule 101 is directed when those purchases are not effected through market mechanisms. In such circumstances, those purchases are less likely to affect the offered security’s price.

Anti-manipulation Rules Concerning Securities Offerings, Release No. 34-38067, 62 Fed. Reg. No. 2 (Jan. 3, 1997), at 529. The Company’s redemptions of Roys, and their timing, are entirely within the discretion of the participant, and the Company represents that its website will not solicit participants to sell Roys.

13. We note your response to comment 8 and reissue our comment. We note your disclosure that “although some details about how the algorithm operates will be made available to Roy holders as addressed below in section titled ‘The Company’s Business,’ or otherwise made publicly available, we will not disclose all details about the operation of the algorithm so investment decisions will have to be made without that information.” Please remove this disclosure. Include a description of the algorithm in the appropriate places throughout your filing, including Exhibit 6.5, or tell us why the algorithm is not material. In this regard, it appears the summary you have included as Exhibit 6.6 only details how you create a valuation for a specific Talent, but it does not explain a specific algorithm or how a yield payment is determined. Clarify if each Talent will have a different algorithm, and if so, disclose each specific algorithm in this filing.

Company Response. We have revised the Offering Memorandum to provide more information about the algorithm. We believe that we have provided sufficient information for an investor to understand in all material respects how the algorithm functions. Because the algorithm is proprietary and the Company uses it pursuant to a license, the Company cannot disclose the technical details of its operation without violating the terms of its license and undermining the value of the licensor’s asset. Furthermore, disclosing the technical details of the algorithm, which is a mathematical formula in the form of computer code, would be impossible and unprecedented, and would make the Company’s systems prone to manipulation or disruption by cybercriminals.

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14. We reissue comment 11 in part. Please revise Exhibit 3.1 so it is specific to the terms of the Roys you are offering, as it appears to apply to your affiliate and not to you.

Company Response. We have revised Exhibit 3.1 to the Offering Memorandum in response to this comment.

15. We note your response to comment 12 and reissue our comment in part. We continue to believe that MANSE USA is functionally issuing securities on behalf of MANSE France by virtue of the sublicense agreement given that it appears that the only difference between the Roys issued by MANSE France and you is the issuer, at least with respect to the Talents you have in common. In this regard, tell us how the Roys issued by MANSE France differ from the Roys to be issued by you with respect to the same Talent. Given that MANSE International controls MANSE France and you, tell us why MANSE USA should not be treated as the alter ego of MANSE France. Please revise your analysis to address this, including a description of consideration MANSE France will receive for sublicensing certain Talent IP to MANSE USA. File as an exhibit a form of the Primary Agreement, as such term is defined in the Master Agreement, MANSE France has entered into with each Talent.

Company Response. The Primary Agreements under the Master Agreement refer to the MANSE France agreements with the Talents with whom it has contracted (“France Talents”). Under Section 6.1 of the Master Agreement, MANSE France is entitled to a one-time fixed fee for each France Talent that it chooses to sub-license. The nature of the sub-license is to provide the Company with the intellectual property rights to use the likeness and certain personal information of the Talent in question.

MANSE USA is not the “alter ego” of MANSE France. MANSE USA has no ownership of MANSE France, and no voting or other control with respect to MANSE France. MANSE USA has its own headquarters located in the United States, its own employees, and its own financial statements. It is a properly established LLC under Delaware Law, and complies with its corporate formalities. Under Delaware General Corporation Law, in order for one company to become an “alter ego” of another, principal factors include insolvency or deliberate lack of capitalization or revenue to defeat creditors, failure to observe corporate formalities, siphoning of funds, and an element of fraud. See, e.g., In Re Opus East, 538 B.R. 30 (Bankr. D. Del 2015), affirmed 2016 WL 1298965 (D. Del Mar. 31, 2016), affirmed 698 F. App’x 711 (3rd Cir. 2017). None of those factors are present here.

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Many public corporations in the U.S. are affiliates of corporate parents that have substantially similar operations in other parts of the world.

The Roys of France Talents that are issued by MANSE USA are based on assignments from MANSE France to MANSE USA of the contractual rights that MANSE France holds with respect to the Talent. These Roys are issued by MANSE USA on its own website platform and are subject to MANSE USA’s terms and conditions, the Participation Agreement between MANSE USA and the investor, and to the assigned Talent Agreement between MANSE USA and the France Talent where MANSE USA, rather than MANSE France, is the owner of the contract rights vis-à-vis the Talent for purposes of its own operations.. The relevant yields and prices will be denominated in U.S. dollars, while MANSE France will reflect these amounts in Euros. MANSE USA decides which France Talents’ image rights it is willing to be assigned for use on its platform, and it will trigger such assignment only for the portion of those rights exercisable in the US and only if MANSE USA believes such France Talents will be known to, and appealing to, the U.S. market. MANSE France has no contractual right and will play no role in deciding which France Talents’s image rights, if any, are assigned by MANSE USA. In addition, MANSE USA will source its own Talents within the U.S. market. MANSE France will not receive compensation based on the revenue that the Roy associated with a France Talent generates on the U.S. platform, but rather will receive only a fixed, one-time fee as noted above, for the assignment of intellectual property rights.

16. We reissue comment 13. It is not clear how the Roys you propose to issue should be characterized for purposes of Rule 261(c) of Regulation A. For example, the disclosure in the filing indicates that holders of Roys will not have many of the rights traditionally associated with holders of debt instruments, nor will they have any of the rights traditionally associated with holders of equity, yet you assert that they are equity instruments, and we note that you have taken the position in your response letter that the Roys are “investment contracts.” Please provide us with your legal analysis as to how the Roys should be appropriately characterized under Rule 261, including how you arrived at your determination that the Roys are investment contracts and how investment contracts are appropriate under Rule 261(c) of Regulation A.

Company Response. Under the SEC’s Framework for Investment Contract Analysis for Digital Assets, cited in our previous response letter, as well as the Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO (Exchange Act Rel. No. 81207) (July 25, 2017) (“The DAO Report”), the investment contract analysis includes the factors below. See also SEC v. W.J. Howey Co., 328 U.S. 293 (1946). See also United Housing Found., Inc. v. Forman, 421 U.S. 837 (1975); Tcherepnin v. Knight, 389 U.S. 332 (1967); SEC v. C. M. Joiner Leasing Corp., 320 U.S. 344 (1943).

1.	An investment of money: Participants invest U.S. Dollars to purchase Roys.
2.	A common enterprise: The fortunes of participants are linked to the efforts of the Company and its personnel.
3.	A reasonable expectation of profits derived from the efforts of others: The value of Roys and their yields are linked to the efforts of the Company and its personnel.

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Furthermore, the Commission has qualified several offerings by issuers of digital assets that are equity securities under the above investment contract analysis. See, e.g., Blockstack Token LLC, qualified July 10, 2019. All equity securities have characteristics of debt to varying degrees. For example, preferred stock has significant debt characteristics but is an eligible security under Regulation A.

17. We note your response to comment 13 that the Roys should be considered investment contracts. Accordingly, please provide your analysis as to whether each Talent should be considered a co-issuer of Roys under this framework and if not, explain why not.

Company Response. Talents are not co-issuers of the Roys. Each Talent has licensed to the Company intellectual property rights to use his or her likeness on the platform. There are no terms that bind the Company with respect to the issuance of Roys, and the relationship is entirely contractual. A Talent is not an employee or consultant of the Company and has no input or control into the terms of the Roys, the timing of their issuance, nor the numbers of Roys that are issued. Talents have no ownership rights or other claims with respect to the Roys, as stipulated in Section 3 of the U.S. Talent Agreement:

3. Ownership of Digital Assets. Public Figure hereby acknowledges and agrees that Public Figure has no rights to (i) ownership of any of the Digital Assets; (ii) make or assert any claim with respect to the ownership of any Digital Assets or Products; (iii) use any Digital Assets; or (iv) authorize any third party to use any Digital Assets.

Furthermore, the contractual terms and conditions that apply to the Roys do not bind the Talent, nor can they be enforced by the Talent. While the commercial performance of the Talent impacts the yield calculation, the Talent has no input into what factors are considered by the algorithm, nor what weight they are given. Roys are similar in some ways to securities whose value fluctuates based on a stock or other index, or the performance of individuals on a soccer team (such as Manchester United, a Nasdaq company), and in those cases neither the owner of the index nor members of the soccer team are co-issuers. Under Form 1-A, furthermore, the requirements for financial statements or other disclosures about other persons relevant to an offering would not compel disclosures about the Talents. See Form 1-A, Part F/S (b) (7).

18. Please provide a detailed legal analysis regarding whether the Company and its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “Investment Company Act”). In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor. Additionally, please tell us what exclusion or safe harbor from the Investment Company Act you are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information as of year-end December 31, 2022 and the most recent quarter-end 2023 available) supporting your determination that the exclusion or safe harbor is available to you.

Company Response. We respectfully submit that there may be a misunderstanding. The Company is not involved in the business of investing in securities. While it will redeem its own securities, it is the issuer, and the redeemed securities will be cancelled and cannot be held by the Company because they are contractual rights and the Company cannot be in contract with itself. Even if the Roys redeemed by the Company could be held in treasury, the Company’s accountants have indicated that treasury stock cannot be ascribed any value on the Company’s balance sheet. Even if the Roys could be held in treasury (which they cannot be) and had any value to the Company, which they do not, participants on the platform would receive no interest in those securities. If the Company were an investment company, then every company that issues equity and then buys it back, or that issues redeemable notes, would be as well.

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19. Further, please provide a detailed legal analysis regarding whether the Company or any of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. Additionally, please tell us what exclusion or safe harbor from the Investment Company Act you are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information as of year-end December 31, 2022 and the most recent quarter-end 2023 available) supporting your determination that the exclusion or safe harbor is available to you.

Company Response. We respectfully submit that there may be a misunderstanding. The Company is not involved in the business of investing in securities. While it will redeem its own securities, it is the issuer, and the redeemed securities will be cancelled and cannot be held by the Company because they are contractual rights and the Company cannot be in contract with itself. Even if the Roys redeemed by the Company cold be held in treasury, the Company’s accountants have indicated that treasury stock cannot be ascribed any value on the Company’s balance sheet. Even if the Roys could be held in treasury (which they cannot be) and had any value to the Company, which they do not, participants on the platform would receive no interest in those securities. If the Company were an investment company, then every company that issues equity and then buys it back, or that issues redeemable notes, would be as well.

20. Please provide your detailed legal analysis as to whether or not the Company meets the definition of an “investment adviser” as defined under the Investment Advisers Act of 1940 (the “Advisers Act”). In your response, please address each of the three prongs of the “investment adviser” definition in Section 202(a)(11) of the Advisers Act and identify the factual and legal basis for your position on each of these three prongs, including citations to any applicable law, regulation or other precedent. When addressing the “compensation” prong of the “investment adviser” definition, please also provide additional information about how exactly the Company intends to be compensated for its services. If you believe that you qualify for any exclusions or exemptions from “investment adviser” status, please identify those exclusions or exemptions and provide detailed support for your position.

Company Response. As described in the revised Offering Memorandum, the Company does not provide advice with respect to the Roys or any other securities. Participants on its platform make their own determination as to whether to purchase Roys for any particular Talent, based largely on information in the public domain. In addition to the hyperlink to the offering circular, as noted below, the Company will include on its website a legend stating that it makes no recommendation with respect to the purchase or sale of Roys.

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21. We note your revised website in response to comment 14. Please confirm that you will include a hyperlink to your offering circular once publicly filed.

Company Response. The company confirms that it will include a hyperlink on its website to the offering circular once the offering circular is publicly filed.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Simon Wood at (212) 969-4333 or Frank Zarb at (202) 416-5870.

Very truly yours,

/s/ Simon Wood

cc:	Christophe Vattier
Richard Mogni
Frank Zarb

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